EXHIBIT 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH JUNE, 2008
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the unaudited consolidated interim financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the six months ended 30th June, 2008. The unaudited consolidated interim financial statements have been reviewed by the Audit Committee of the Board.
CONDENSED CONSOLIDATED INCOME STATEMENT
(Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		For the six months
		ended 30th June,
		2008	2007
	Note	RMB’000	RMB’000
Turnover	5	5,210,123	7,742,973
Cost of sales		(4,920,828)	(7,180,920)

Gross profit		289,295	562,053
Other revenue	5	105,267	169,574
Selling expenses		(226,711)	(299,386)
General and administrative expenses		(202,344)	(211,701)
Staff option costs		(856)	—
Other operating expenses		(68,567)	(64,464)

Operating (loss) profit	6	(103,916)	156,076
Interest income	5	50,886	40,493
Finance costs, net		(46,872)	(79,421)
Share of results of:
Associates		14,217	31,460
Jointly controlled entities		114,940	58,899
Changes in fair value of embedded conversion option of convertible bonds		215,035	(282,480)

Profit (Loss) before taxation		244,290	(74,973)
Taxation	7	(24,609)	(17,564)

Profit (Loss) for the period		219,681	(92,537)

		(Unaudited)
		For the six months
		ended 30th June,
			2008		2007
	Note		RMB’000		RMB’000
Attributable to:
Equity holders of the Company			282,943		(125,737)
Minority interests			(63,262)		33,200

			219,681		(92,537)

Dividends			—		—

Basic earnings (loss) per share	8	RMB	0.07710	RMB	(0.03428)

Fully diluted earnings (loss) per share	8	RMB	0.07704		N/A

CONDENSED CONSOLIDATED BALANCE SHEET

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets		1,123,170	1,054,652
Goodwill		295,529	295,529
Property, plant and equipment		3,528,592	3,309,616
Construction-in-progress		265,698	257,017
Land lease prepayments		116,892	118,720
Interests in associates		397,643	383,429
Interests in jointly controlled entities		1,361,280	1,210,019
Prepayments for a long-term investment		600,000	600,000
Available-for-sale financial assets		30,255	26,129
Other non-current assets		10,717	9,343

Total non-current assets		7,729,776	7,264,454

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000
Current assets
Cash and cash equivalents		994,480	1,373,416
Short-term bank deposits		639,930	518,000
Pledged short-term bank deposits		2,037,476	1,971,665
Inventories		2,345,694	2,469,033
Accounts receivable	9	777,653	805,187
Accounts receivable from affiliated companies		534,535	684,221
Notes receivable		530,695	416,495
Notes receivable from affiliated companies		318,094	260,155
Other receivables		494,242	491,237
Dividend receivable from affiliated companies		76,173	97,173
Prepayments and other current assets		349,360	273,828

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000
Income tax recoverable		271	18,482
Other taxes recoverable		37,607	125,179
Advances to affiliated companies		171,284	101,402

Total current assets		9,307,494	9,605,473

Current liabilities
Accounts payable	10	2,848,095	3,421,891
Accounts payable to affiliated companies		1,117,953	952,847
Notes payable		3,287,940	2,828,373
Notes payable to affiliated companies		48,000	207,774
Customer advances		256,137	150,354
Other payables		478,381	419,710
Dividends payable		2,898	3,085
Accrued expenses and other current liabilities		73,325	152,150
Short-term bank borrowings		544,347	370,000
Income tax payable		9,662	9,555
Other taxes payable		74,966	71,095
Advances from affiliated companies		64,977	56,134

Total current liabilities		8,806,681	8,642,968

Net current assets		500,813	962,505

Total assets less current liabilities		8,230,589	8,226,959

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000
Non-current liabilities Convertible bonds		1,502,949	1,752,233
Deferred government grants		79,883	81,555
Advances from affiliated companies		129,993	133,772

Total non-current liabilities		1,712,825	1,967,560

Net assets		6,517,764	6,259,399

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000
Capital and reserves Share capital		303,488	303,488
Share premium		2,040,430	2,040,430
Reserves		4,027,037	3,705,745

Total equity attributable to equity holders of the Company		6,370,955	6,049,663

Minority interests		146,809	209,736

Total equity		6,517,764	6,259,399

NOTES:

1.	Organisation and operations

The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company’s American depositary shares were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.

2.	Statement of compliance and accounting policies

These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), the Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Group’s annual financial statements for the year ended 31st December, 2007, except for the change in accounting estimate as disclosed in note 3 and the adoption of HKFRSs and HKASs as disclosed in note 4 below.

3.	Change in accounting estimate

The Company re-evaluated as at 1st January, 2008 the periods over which its buildings, plant and machinery, specific tools and moulds are available to use and extended the estimated useful lives of these assets based on historical usage experience and industry practices. The estimated useful lives of these assets before and after the re-evaluation are as follows:

Estimated useful lives
Property, plant and equipment:	Before change	After change
Buildings	20 years	20—30 years
Plant and machinery	10 years	10—20 years
Specific tools and moulds	80,000—200,000 times	150,000—400,000 times

The effect of the change in these accounting estimates is a decrease in depreciation of RMB81,750,000 for the six months ended 30th June, 2008.

4.	Impact of new HKFRSs and HKASs

The following new interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January, 2008 have been adopted in the preparation of these interim financial statements.

	HK(IFRIC)—Int 11	HKFRS 2: Group and Treasury Share Transactions

	HK(IFRIC)—Int 12	Service Concession Arrangements

	HK(IFRIC)—Int 14	HKAS 19 — The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction

The adoption of these new interpretations has no material financial effect on the Group’s results and financial position for the current or prior periods.

The Group has not early adopted the following new/revised standards and interpretations that have been issued but not yet effective for the accounting period ending 31st December, 2008. The Group is in the process of making an assessment of the impact of these new/revised standards and interpretations to the Group’s results of operations and financial position in the period of initial application.

	HKAS 1 (Revised)	Presentation of Financial Statements[1]
	HKAS 23 (Revised)	Borrowing Costs[1]
	HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
	HKAS 32 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
	HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
	HKFRS 3 (Revised)	Business Combinations[2]
	HKFRS 8	Operating Segments[1]
	HK(IFRIC)-Int 2 (Amendment)	Members’ Shares in Co-operative Entities and Similar Instruments[1]
	HK(IFRIC)-Int 13	Customer Loyalty Programmes[3]

[1]Effective for annual periods beginning on or after 1st January, 2009

[2]Effective for annual periods beginning on or after 1st July, 2009

[3]Effective for annual periods beginning on or after 1st July, 2008

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1st July, 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The directors of the Company anticipate that the application of the other revised standards, amendments and interpretations will have no material impact on how the results and financial position of the Group are prepared and presented.

5.	Turnover, other revenue and segment information

The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the “PRC”).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	For the six months ended
	30th June,
	2008	2007
	RMB’ 000	RMB’ 000
Turnover Sale of minibuses and automotive components	2,605,053	2,673,370
Sale of Zhonghua sedans	2,605,070	5,069,603

	5,210,123	7,742,973

Other revenue Subsidy	34,589	56,508
Others	70,678	113,066

	105,267	169,574

Interest income	50,886	40,493

	156,153	210,067

Total revenue	5,366,276	7,953,040

Since almost all of the Group’s revenue is derived in the PRC, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2008, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans through BMW Brilliance Automotive Ltd. (“BMW Brilliance”), a jointly controlled entity of the Group.

Business segments — for the six months ended 30th June, 2008

	(Unaudited)
	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Segment sales	2,605,053	2,605,070	—	5,210,123

Segment results	157,238	(240,559)	—	(83,321)

Unallocated costs net of unallocated revenue				(20,595)

Operating loss				(103,916)
Interest income				50,886
Finance costs, net				(46,872)
Share of results of:
Associates	(162)	14,379	—	14,217
Jointly controlled entities	5,336	—	109,604	114,940
Changes in fair value of embedded conversion option of convertible bonds				215,035

Profit before taxation				244,290
Taxation				(24,609)

Profit for the period				219,681

Business segments — for the six months ended 30th June, 2007

	(Unaudited)
	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Segment sales	2,673,370	5,069,603	—	7,742,973

Segment results	231,074	(65,642)	—	165,432

Unallocated costs net of unallocated revenue				(9,356)

Operating profit				156,076
Interest income				40,493
Finance costs, net				(79,421)
Share of results of:
Associates	(128)	31,588	—	31,460
Jointly controlled entities	5,863	—	53,036	58,899
Changes in fair value of embedded conversion option of convertible bonds				(282,480)

Loss before taxation				(74,973)
Taxation				(17,564)

Loss for the period				(92,537)

6.	Operating (loss) profit
Operating (loss) profit is stated after charging and crediting the following:

	(Unaudited)
	For the six months ended
	30th June,
	2008	2007
	RMB’ 000	RMB’ 000
Charging:
Cost of inventories sold	4,920,828	7,180,920
Amortisation of intangible assets (a)	74,561	68,340
Depreciation of property, plant and equipment	136,153	335,027
Amortisation of land lease prepayments	1,828	1,703
Net realisable value provision for inventories (d)	1,084	18,625
Staff costs (including directors’ emoluments)	253,109	192,473
Provision for doubtful debts	4,117	20
Research and development costs (b)	7,052	9,174
Provision for warranty	25,862	27,988
Operating lease rentals on:
— land and buildings	7,470	8,831
— machinery and equipment	43	42
Exchange loss, net (c)	20,529	2,774
Loss on disposal of property, plant and equipment	1,361	—

Crediting:
Write back of provision for inventories sold (d)	19,502	82,434
Gain on disposal of property, plant and equipment, net	--	1,312
Provision for doubtful debts written back	4,499	383

(a)	amortisation of intangible assets in relation to production purposes was included in cost of sales; amortisation of intangible assets for all other purposes was included in general and administrative expenses
(b)	included in general and administrative expenses
(c)	included in other operating expenses
(d)	included in cost of sales
7.	Taxation
Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.
The amount of taxation charged to the condensed consolidated income statement represents PRC enterprise income tax.

8.	Earnings (Loss) per share
The calculation of basic earnings per share for the six months ended 30th June, 2008 is based on the net profit attributable to equity holders of the Company of approximately RMB282,943,000 (2007: loss of RMB125,737,000), divided by the weighted average of 3,669,766,000 (2007: 3,668,391,000) ordinary shares outstanding during the period.
Diluted earnings per share for the six months ended 30th June, 2008 is based on the same profit attributable to equity holders of the Company as used in calculating basic earnings per share and weighted average number of ordinary shares of 3,672,603,000 which is the same weighted average number of ordinary shares in calculating basic earnings per share plus weighted average number of 2,837,000 shares deemed issued under the Company’s share option scheme. The effect of deemed conversion of convertible bonds is not considered in the calculation of diluted earnings per share as the effect is anti-dilutive.
Diluted loss per share for the six months ended 30th June, 2007 is not considered as the effect of both deemed conversion of convertible bonds and deemed issue of the potential ordinary shares from exercising the Company’s share option are anti-dilutive.
9.	Accounts receivable
      An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’ 000	RMB’ 000
Less than six months	573,907	619,157
Between six months to one year	114,557	84,884
Above one year to two years	87,800	97,111
Above two years	64,277	66,923

	840,541	868,075
Less: Provision for doubtful debts	(62,888)	(62,888)

	777,653	805,187

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follows up collection with customers.

10.	Accounts payable
         An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’ 000	RMB’ 000
Less than six months	2,697,765	3,372,186
Between six months to one year	82,364	18,628
Above one year to two years	39,735	11,895
Above two years	28,231	19,182

	2,848,095	3,421,891

11.	Contingencies

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’ 000	RMB’ 000
Corporate guarantees for revolving bank loans and bank guaranteed notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd.	60,000	60,000
Corporate guarantees for bank loans drawn by Shenyang JinBei Automotive Company Limited. Bank deposits of RMB213 million (At 31st December, 2007: RMB213 million) was pledged as a collateral for the corporate guarantee.	200,000	200,000

In addition, the Group was also subject to the following contingencies as at 30th June, 2008:

On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB29.5 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation since then.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

12.	Supplementary financial information

The Group has prepared a separate set of financial statements for the six months ended 30th June, 2008 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and profit/ loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

		(Unaudited)
		For the six months ended
		30th June,
		2008	2007
	Note	RMB’ 000	RMB’ 000
Reconciliation of net profit (loss):
Profit (Loss) attributable to equity holders of the Company under HKFRS		282,943	(125,737)
Capitalisation of borrowing costs and related depreciation	(a)	(1,052)	(1,052)
Write off of development costs and related borrowing costs capitalised	(b)	(160,176)	(205,332)
Amortisation of impaired intangible assets	(b)	(11,760)	(7,417)
Finance costs/redemption premium of convertible bonds	(d)	3,714	6,972
Changes in fair value of embedded conversion option of convertible bonds	(d)	(215,035)	282,480
Effect of the above adjustments attributable to minority interests		86,674	102,172

(Loss) Profit attributable to shareholders reported under US GAAP		(14,692)	52,086

Other comprehensive income:
Fair value adjustment for securities available-for-sale	(e)	4,126	30,469

			(Unaudited)
		For the six months ended
			30th June,
		2008		2007
	Note	RMB’ 000		RMB’ 000
Share of jointly controlled entity’s gain recognised directly in equity	(f)	33,367		—

Comprehensive income reported under US GAAP		22,801		82,555

		(Unaudited)	(Audited)
			As at
		As at 30th June,	31st December,
		2008	2007
	Note	RMB’ 000	RMB’ 000
Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests		6,370,955	6,049,663
Capitalisation of borrowing costs and related depreciation (a)		232	1,284
Write off of development costs and related borrowing costs capitalised (b)		(1,221,022)	(1,060,846)
Impairment of intangible assets (b)		377,000	377,000
Amortisation of impaired intangible assets (b)		(116,150)	(104,390)
Non-amortisation on goodwill (c)		144,113	144,113
Impairment on goodwill (c)		(76,010)	(76,010)
Amortisation of finance costs/accreted redemption premium of convertible bonds (d)		29,814	26,100
Changes in fair value of embedded conversion option of convertible bonds (d)		40,100	255,135
Issue costs allocated to embedded conversion option of convertible bonds (d)		2,557	2,557
Effect of the above adjustments attributable to minority interests		389,291	302,617

Net assets reported under US GAAP		5,940,880	5,917,223

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.
(b)	Under HKFRS, costs incurred on development projects, including borrowing costs specific for the development projects capitalised, relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such costs are expended as incurred. Accordingly, development costs and related borrowing costs totaling RMB160 million capitalised during the period and the respective accumulated costs of RMB1,221 million capitalised in the condensed consolidated balance sheet as at 30th June, 2008 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB11.7 million for the period. As at 30th June, 2008, the cumulative effect of impairment losses and differences in amortisation charges are RMB377 million and RMB116 million, respectively.
(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The difference of RMB144 million related to accumulated amortisation of goodwill under HKFRS brought forward from 31st December, 2004.
Goodwill under US GAAP (ie. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.
(d)	Under HKFRS, the convertible bonds issued on 7th June, 2006 are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is stated at its fair value at balance sheet and the change in fair value is recognised in the income statement. Under US GAAP, the convertible bonds are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 30th June, 2008 were RMB73 million lower than that under US GAAP because of the accumulated effect of (i) RMB30 million additional amortised finance costs/accreted redemption premium charged to income statement under HKFRS than under US GAAP (including RMB3.7 million for the six months ended 30th June, 2008); (ii) accumulated loss on fair value of the embedded conversion option amounting to RMB40 million (including a gain in fair value of RMB215 million for the six months ended 30th June, 2008); and (iii) direct expenses of RMB3 million in connection with the issue of the convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds under US GAAP but are allocated between liability component and embedded conversion option under HKFRS.
(e)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Change in fair value of RMB4 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.
(f)	During the period, a jointly controlled entity of the Group recognised a gain which was dealt with in its equity. Under HKFRS, the share of this gain of RMB33 million is recognised in the Group’s equity. Under US GAAP, it is recognised under other comprehensive income.

MANAGEMENT’S DISCUSSION ANALYSIS
Business Review
Unaudited consolidated net sales of the Company and its subsidiaries, including Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd., Shenyang Jindong Development Co., Ltd., Shanghai Hidea Auto Design Co., Ltd. and Shenyang Brilliance Power Train Machinery Co., Ltd. for the first six months of 2008 were RMB5,210.1 million, representing a 32.7% decrease from RMB7,743.0 million for the same period in 2007. The decrease in turnover was primarily due to a decrease in unit sales of Shenyang Automotive’s Zhonghua sedans during the period in 2008.
Shenyang Automotive sold 33,520 minibuses in the first half of 2008, representing a 4.3% decrease from 35,038 units sold during the same period in 2007. Of these vehicles sold, 26,828 were mid-priced minibuses, representing a 9.1% decrease from 29,526 units sold during the same period in 2007. Unit sales of deluxe minibuses increased by 21.4% from 5,512 units in the first half of 2007 to 6,692 units for the corresponding period in 2008. Shenyang Automotive sold 33,221 Zhonghua sedans in the first half of 2008, representing a 44.9% decrease from 60,287 units sold during the corresponding period last year. The Zhonghua Zunchi and Junjie models recorded sales of 7,063 and 24,689 units, respectively, in the first six months of 2008, compared to 19,085 and 41,199 units sold, respectively, during the same period in 2007. The Kubao and Junjie FRV models, which were launched in September 2007 and June 2008, respectively, registered volume sales of 1,063 and 406 units in the first half of 2008, respectively.
Unaudited cost of sales decreased by 31.5% from RMB7,180.9 million in the first six months of 2007 to RMB4,920.8 million for the same period in 2008. The decrease was primarily due to the decrease in unit sales of Zhonghua sedans.
The overall unaudited gross profit margin of the Group decreased to 5.6% for the first half of 2008 from 7.3% in the same period in 2007. The Zhonghua sales volume fell below its breakeven level in the first half of 2008, resulting in a loss for that segment and a lower gross margin overall.
Unaudited other revenue decreased by 37.9% from RMB169.6 million in the first six months of 2007 to RMB105.3 million for the same period in 2008. The decrease was primarily due to the decrease in sales of scrap materials and subsidy income recognised during the period.
Unaudited selling expenses decreased by 24.3% from RMB299.4 million in the first half of 2007 to RMB226.7 million for the same period in 2008. The decrease was mainly due to the decrease in warranty fee and transportation costs for finished products resulting from the decrease in sales volume of Zhonghua sedans during the period under review. Selling expenses as a percentage of turnover increased from

3.9% in the first half of 2007 to 4.4% for the same period in 2008 as a result of reduced turnover in the first half of 2008.
Unaudited general and administrative expenses decreased by 4.4% from RMB211.7 million in the first six months of 2007 to RMB202.3 million for the same period in 2008, mainly due to a decrease in research and development expenses charged, and a decrease in depreciation expenses as a result of a change in accounting estimates.
Unaudited other operating expenses increased by 6.4% from RMB64.5 million in the first six months of 2007 to RMB68.6 million for the same period in 2008, resulting mainly from an increase in foreign exchange losses realised from operations.
Unaudited interest income increased by 25.7% from RMB40.5 million in the first six months of 2007 to RMB50.9 million for the same period in 2008 due to increases in interest rates on bank deposits. Unaudited finance costs decreased by 41.0% from RMB79.4 million in the first six months of 2007 to RMB46.9 million for the same period in 2008, resulting mainly from capitalisation of interest expenses during the period in 2008.
The Group’s unaudited share of operating results of associates and jointly controlled entities increased by 42.9% from RMB90.4 million in the first half of 2007 to RMB129.2 million for the same period in 2008. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49.5% indirectly owned jointly controlled entity, in the first half of 2008.
Unaudited net profits contributed to the Group by BMW Brilliance increased by 106.8% from RMB53.0 million in the first half of 2007 to RMB109.6 million for the same period this year. The BMW joint venture achieved sales of 16,543 BMW sedans in the first six months of 2008, an increase of 1.7% as compared to 16,260 BMW sedans for the same period in 2007. The higher net profits contributed to the Group in the first half of 2008 was mainly a result of reduced tariffs on imported components and reduced expenses incurred for component localisation.
In the first half of 2008, the Group recognised a gain of RMB215.0 million on the change in fair value of the embedded conversion option of the convertible bonds in accordance with Hong Kong Financial Reporting Standards. This compares to a loss of RMB282.5 million recorded in the first half of 2007. The gain resulted from the change in fair value during the period was primarily due to a drop in the Company’s share price between 31st December, 2007 and 30th June, 2008.
The Group recorded an unaudited profit before taxation of RMB244.3 million in the first half of 2008 compared to an unaudited pre-tax loss of RMB75.0 million for the same period in 2007. Unaudited taxation increased by 39.8% from RMB17.6 million in the first half of 2007 to RMB24.6 million for the same period in 2008, resulting mainly from increases in taxation rates of our major operating subsidiaries.
As a result, the Group recorded an unaudited profit attributable to equity holders of the Company of RMB282.9 million for the first half of 2008 as compared to an unaudited loss of RMB125.7 million for the same period in 2007. Unaudited basic earnings per share for the six months ended 30th June, 2008 amounted to

RMB0.07710 against an unaudited basic loss per share of RMB0.03428 for the same period in 2007.
Prospects
During the first half of 2008, despite a general slowdown in the Chinese auto market and the reduced sale of Zhonghua sedans, the Group was able to sustain its profitability even when excluding the gains realised from the changes in fair value of embedded conversion option of our convertible bonds. The efforts made in raising the component localisation ratio of our domestically-produced BMW sedans have also led to a significant increase in the contributions from our BMW joint venture.
Looking into the second half of 2008, the Group expects market conditions to remain challenging. Factors such as the impact of austerity measures and credit tightening, steep corrections seen in both the stock and property markets in China, and the uncertainties surrounding capital markets worldwide will all lead to slower economic growth, thus exerting pressure on auto sales in China. In order for the Group to improve market share and margins, we plan to install more marketing initiatives in an effort to boost sales, continue to develop new products (such as the new Junjie wagon model which will be launched in the fourth quarter) to further enhance our product offering and increase economies of scale of the Zhonghua platform, and further streamline our operations in an attempt to improve production efficiency. In addition, we continue to work hard with our joint venture partner BMW to deepen component localisation and reduce costs of our BMW vehicles. To further broaden our cooperation, the Group has been in active discussion with BMW regarding next phase capacity expansion for our joint venture. Concurrently, the Group is carrying on discussions with BMW and other strategic partners regarding entry into the auto aftermarket segments.
Over the longer term, the Group will continue to enrich its product portfolio while actively exploring opportunities for further business diversification beyond the existing automobile and components manufacturing business. The Group also aims to strengthen our relationships with strategic partners such as BMW, Toyota and other parts and engineering firms worldwide for strategic alliances and partnerships in the continuing development of our business.
Liquidity and Financial Resources
As at 30th June, 2008, the Group had RMB994.5 million in cash and cash equivalents, RMB639.9 million in short-term bank deposits and RMB2,037.5 million in pledged short-term bank deposits. The Group had notes payable of RMB3,335.9 million and outstanding short-term bank borrowings of RMB544.3 million, but had no long-term bank borrowings outstanding as at 30th June, 2008.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (“Brilliance Finance”), issued the zero coupon guaranteed convertible bonds due 2011 (the “Convertible Bonds”) with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million based on the applicable exchange rate at the time of issue). The Convertible Bonds are guaranteed by the Company and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 each of the Company (the “Shares”) at the conversion price of HK$1.53 per Share (Note) up to the close of business on 8th May, 2011, unless the Convertible Bonds have previously been redeemed or matured. The Convertible Bonds are listed on The Singapore Exchange Securities Trading Limited. Up to 30th June, 2008, none of the Convertible Bonds had been repurchased or redeemed by Brilliance Finance or converted into Shares of the Company.
Note: The initial conversion price of the Convertible Bonds was HK$1.93 per Share. Pursuant to the terms of the Convertible Bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53 with effect from 10th March, 2008.
Contingent Liabilities
Details of the contingent liabilities are set out in note 11 to this results announcement.
Gearing Ratio
As at 30th June, 2008, the gearing ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.65 (31st December, 2007: 1.75). The decrease of the ratio was primarily due to the decrease in the value of the liability element of the Convertible Bonds during the period.
Use of Proceeds
The net proceeds from the sale of the Convertible Bonds were approximately US$178.8 million. In 2007, all the net proceeds have been used for (a) on-market repurchase and redemption of the zero coupon guaranteed convertible bonds due 2008 issued by Brilliance China Automotive Finance Ltd., the then wholly owned subsidiary of the Company; and (b) general corporate and working capital purposes of the Group.
Foreign Exchange Risks
The Group considers that exchange rate fluctuations may have a material effect on the overall financial performance of the Group in the future, and may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 30th June, 2008.
Employees and Remuneration Policy
The Group employed approximately 11,600 employees as at 30th June, 2008 (30th June, 2007: approximately 11,300). Employee costs (including directors’ emoluments) amounted to approximately RMB253.1 million for the six months ended 30th June, 2008 (six months ended 30th June, 2007: approximately RMB192.5 million). The Group will endeavour to ensure that the salary levels of its employees are in line with industry practices and prevailing market conditions and that employees’ remuneration is based on performance. In addition, employees are eligible for share options under the share option scheme adopted by the Company.

INTERIM DIVIDEND
The Board resolved not to declare any interim dividend for the six months ended 30th June, 2008 (six months ended 30th June, 2007: nil).
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities during the six months ended 30th June, 2008.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
Maintaining an effective corporate governance framework is one of the top priorities of the Company. The Company has complied with the code provisions of the “Code on Corporate Governance Practices” (the “CG Code”) set out in Appendix 14 to the Listing Rules throughout the six months ended 30th June, 2008, except for deviations from code provision A.4.1 that are described below.
Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non- executive directors) of the Company do not have a specific term of appointment. As the appointment of non-executive directors is subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non-executive directors for a specific term. At every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation according to the bye-laws of the Company. All directors, including those appointed for a fixed term, are subject to the retirement by rotation provision in the bye-laws of the Company.
There have been no material changes to the information disclosed in the Company’s 2007 annual report in respect of our corporate governance practices. Major updates since the 2007 annual report are summarised in the 2008 interim report to be sent to shareholders of the Company by the end of September 2008.
REVIEW OF FINANCIAL STATEMENTS
The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited consolidated interim financial statements of the Group for the six months ended 30th June, 2008. At present, the Audit Committee comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee.

BOARD OF DIRECTORS
As at the date of this announcement, the Board comprises four executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 19th September, 2008
* For identification purposes only